Hongkong Electric Holdings Ltd
香港電燈集團有限公司



Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@

Please address correspondence to
PO Box 915, GPO Hong Kong



06010176

28th December 2005



Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

SUPPL

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement published in the newspapers on 28th December 2005 regarding the Funding of the Acquisition of Telecommunication Assets in Australia

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,



Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

PROCESSED
JAN 1 2 2006
THOMSON
FINANCIAL

香港經濟日報 2005年12月28日


hongkong
electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

關連交易

董事宣佈，於二零零五年十二月二十三日，CHTP(CHEM之全資附屬公司)與Powercor Holdings訂立股份銷售協議，以收購PAT之全部已發行股本，而PAT已訂立協議，以向本公司之若干聯營公司收購若干電訊資產。收購事項完成後，CHEM將提供資金應付PAT之未來營運，為期最多五年。本公司將向CHEM提供資金完成收購事項及應付PAT之未來營運，預期總額達12,500,000澳元(約港幣71,250,000元)。

CHEM由本公司及長江基建(目前持有本公司已發行股本約38.87%)各分別間接擁有50%權益。長江基建為本公司之控股股東及關連人士，而CHEM(作為其聯繫人)亦為本公司之關連人士。

根據上市規則，本公司向CHEM提供上述財務資助將構成本公司之關連交易，且由於適用百分比率超逾0.1%但少於2.5%，故根據上市規則須遵守申報及公佈之規定，惟獲豁免遵守獨立股東批准之規定。

收購事項及提供財務資助

於二零零五年十二月二十三日，CHTP(CHEM之全資附屬公司)與Powercor Holdings就向Powercor Holdings購買PAT之全部已發行股本而訂立股份銷售協議。PAT已訂立協議，以向本公司之若干聯營公司收購電訊資產(包括網絡之客戶互動部分、客戶合約及相關基礎設施)。股份銷售協議完成後，PAT將成為CHTP之全資附屬公司。收購事項之總代價為16,988,000澳元(約港幣96,831,600元)。收購事項完成後，CHEM將提供資金應付PAT之未來營運，為期最多五年，總額達8,000,000澳元(約港幣45,600,000元)。本公司將向CHEM提供資金完成收購事項及應付PAT之未來營運，總額達12,500,000澳元(約港幣71,250,000元)。本公司將提供予CHEM之資金總額中，8,500,000澳元(約港幣48,450,000元)將用作完成收購事項，而最多4,000,000澳元(約港幣22,800,000元)將用作PAT之未來營運。

CHEM由本公司及長江基建各分別間接擁有50%權益，乃被列為本公司之聯營公司，而非綜合計入本公司之賬目內。長江基建亦將就完成收購事項及PAT之未來營運向CHEM提供其相應部分資金。

上述本公司將向CHEM提供之財務資助其中75%(款額達9,375,000澳元(約港幣53,437,500元))預期將以無抵押計息貸款之方式提供，而資金其餘25%(款額達3,125,000澳元(約港幣17,812,500元))將由本公司以免息股權貸款之方式向CHEM提供。財務資助之計息部分將按年息率10.5厘提供並須於二零一五年十二月三十日償還及在各其他重大方面均按一般商業條款訂立。本公司將自其內部資源撥付財務資助。

提供財務資助之理由

澳洲之電訊業務(收購事項之主要項目)具進一步發展潛力，而本公司將受惠於該等業務所產生之溢利。董事認為，提供財務資助完成收購事項及應付PAT之未來營運乃在本公司之日常業務過程中進行，而財務資助之條款乃屬公平合理，並符合本公司及其股東之整體利益。

關連交易

CHEM由長江基建(目前持有本公司已發行股本約38.87%)間接擁有50%權益。長江基建為本公司之控股股東及關連人士，而CHEM(作為其聯繫人)亦為本公司之關連人士。

根據上市規則，上述財務資助安排構成本公司之關連交易，且由於適用百分比率超逾0.1%但少於2.5%，故根據上市規則須遵守申報及公佈之規定，惟獲豁免遵守獨立股東批准之規定。有關財務資助安排之詳情亦將載於本公司下一份刊發之年報內。

一般事項

本公司及其附屬公司之主要業務為發電及向香港島輸配電力。本公司亦為長江基建於澳洲若干電力相關業務及英國氣體分銷業務之合作夥伴。

釋義

於本公佈內，除文義另有指明外，下列詞彙具有以下涵義：

「收購事項」	指	CHTP根據股份銷售協議收購PAT之全部已發行股本及PAT向本公司之若干聯營公司收購若干電訊資產
「聯繫人」	指	上市規則所界定之涵義
「CHEM」	指	CKI/HEI Electricity Holdings (Malaysian) Limited，於納閩島註冊成立之有限公司
「CHTP」	指	CKI/HEI Telecommunications Pty Limited，於澳洲維多利亞省註冊成立之公司，並為CHEM之全資附屬公司
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：006)
「董事」	指	本公司之董事
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「PAT」	指	Powercor Australia Telecommunications Pty Limited，於澳洲維多利亞省註冊成立之公司，並為Powercor Holdings之全資附屬公司
「Powercor Holdings」	指	Powercor Australia Holdings Pty Limited，於澳洲維多利亞省註冊成立之公司，乃被列為本公司之聯營公司，而非綜合計入本公司之賬目內
「股份銷售協議」	指	CHTP與Powercor Holdings於二零零五年十二月二十三日就CHTP向Powercor Holdings收購PAT之全部已發行股本而訂立之協議
「聯交所」	指	香港聯合交易所有限公司
「澳元」	指	澳元，澳洲之法定貨幣
「港幣」	指	港幣，香港之法定貨幣

僅供參考之用，澳元兑港幣乃按1.00澳元 = 港幣5.7元換算。

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年十二月二十三日

於本公佈日期，本公司之執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；及非執行董事為夏佳理先生、周胡慕芳女士、顧浩格先生(獨立非執行董事)、麥理思先生、余頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及介立仁先生。

File No. 82-4086



香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

CONNECTED TRANSACTION

The Directors announce that on 23rd December, 2005, CHTP, a wholly-owned subsidiary of CHEM, entered into the Share Sale Agreement with Powercor Holdings to acquire the entire issued share capital of PAT, and PAT has entered into agreements to acquire telecommunications assets from certain associated companies of the Company. After completion of the Acquisitions, CHEM will provide funding to fund PAT's future operations over a period of up to five years. The Company will provide funding to CHEM for completion of the Acquisitions and for PAT's future operations which is expected to be up to an aggregate amount of A$12,500,000 (approximately HK$71,250,000).

CHEM is indirectly owned as to 50% by the Company and as to 50% by CKI which currently holds approximately 38.87% of the issued share capital of the Company. CKI is a controlling shareholder and a connected person of the Company, and CHEM being its associate is also a connected person of the Company.

The provision of the abovementioned financial assistance by the Company to CHEM will constitute connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules, as the applicable percentage ratio exceeds 0.1% but is less than 2.5%.

THE ACQUISITIONS AND PROVISION OF FINANCIAL ASSISTANCE

On 23rd December, 2005, CHTP, a wholly-owned subsidiary of CHEM, entered into the Share Sale Agreement with Powercor Holdings for the purchase of the entire issued share capital of PAT from Powercor Holdings. PAT has entered into agreements to acquire telecommunications assets comprising customer facing elements of the network, customer contracts and associated infrastructure from certain associated companies of the Company. Upon completion of the Share Sale Agreement, PAT will become a wholly-owned subsidiary of CHTP. The aggregate consideration for the Acquisitions amounts to A$16,988,000 (approximately HK$96,831,600). After completion of the Acquisitions, CHEM will provide funding to fund PAT's future operations over a period of up to five years in an aggregate amount of up to A$8,000,000 (approximately HK$45,600,000). The Company will provide funding to CHEM for completion of the Acquisitions and for PAT's future operations up to an aggregate amount of A$12,500,000 (approximately HK$71,250,000). Out of the aggregate amount of funding to be provided by the Company to CHEM, A$8,500,000 (approximately HK$48,450,000) will be used for completion of the Acquisitions and up to A$4,000,000 (approximately HK$22,800,000) will be used for PAT's future operations.

CHEM is indirectly owned as to 50% by the Company and as to 50% by CKI, and is accounted for as an associate and not consolidated into the accounts of the Company. CKI will also provide its corresponding portion of funding to CHEM for completion of the Acquisitions and for PAT's future operations.

75% of the abovementioned financial assistance to be provided by the Company to CHEM, up to the amount of A$9,375,000 (approximately HK$53,437,500), is expected to be in the form of unsecured interest bearing loan, while the remaining 25% of the funding up to the amount of A$3,125,000 (approximately HK$17,812,500) will be provided by the Company to CHEM in the form of non-interest bearing equity loan. The interest bearing portion of the financial assistance will be provided at an interest rate of 10.5% per annum and repayable on 30th December, 2015 and in all other material respects, on normal commercial terms. The financial assistance will be funded by the Company out of its internal resources.

REASONS FOR THE PROVISION OF FINANCIAL ASSISTANCE

The telecommunications businesses in Australia which are the subject of the Acquisitions have potentials for further development and the Company will benefit from the profit generated from these businesses. The Directors consider that the provision of financial assistance for the completion of the Acquisitions and future operations of PAT is in the ordinary course of business of the Company, and the terms of the financial assistance are fair and reasonable and in the interest of the Company and its shareholders as a whole.

CONNECTED TRANSACTION

CHEM is indirectly owned as to 50% by CKI which currently holds approximately 38.87% of the issued share capital of the Company. CKI is a controlling shareholder and a connected person of the Company, and CHEM being its associate is also a connected person of the Company.

The above financing arrangement constitutes connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules, as the applicable percentage ratio exceeds 0.1% but is less than 2.5%. Details of such financing arrangement will also be contained in the next published annual report of the Company.

GENERAL

The principal activity of the Company and its subsidiaries is the generation of electricity and its transmission and distribution to Hong Kong Island. The Company is also a joint partner with CKI in several power-related businesses in Australia and a gas distribution network business in the United Kingdom.

CHEM is an investment holding company.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisitions"	the acquisition by CHTP of the entire issued share capital of PAT pursuant to the Share Sale Agreement and the acquisition by PAT of certain telecommunications assets from certain associated companies of the Company
"associate"	has the meaning as defined in the Listing Rules
"CHEM"	CKI/HEI Electricity Holdings (Malaysian) Limited, a company incorporated in Labuan with limited liability
"CHTP"	CKI/HEI Telecommunications Pty Limited, a company incorporated in Victoria, Australia and a wholly-owned subsidiary of CHEM
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code : 1038)
"Company"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code : 006)
"Directors"	directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PAT"	Powercor Australia Telecommunications Pty Limited, a company incorporated in Victoria, Australia and a wholly-owned subsidiary of Powercor Holdings
"Powercor Holdings"	Powercor Australia Holdings Pty Limited, a company incorporated in Victoria, Australia which is accounted for as an associate and not consolidated into the accounts of the Company
"Share Sale Agreement"	the agreement dated 23rd December 2005 entered into by CHTP and Powercor Holdings for the acquisition by CHTP of the entire issued share capital of PAT from Powercor Holdings
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

For the purpose of illustration only, A$ is translated into HK$ at a rate of A$1.00=HK$5.7

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 23rd December, 2005

As at the date of this announcement, the Executive Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil D. MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. George C. MAGNUS, Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.